U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                          Commission File No. 0-31813

(Check One)
     [ X ] Form 10-KSB   [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-QSB
     [   ] Form N-SAR

     For Period Ended: December 31, 2002
     [   ]  Transition Report on Form 10-KSB
     [   ]  Transition Report on Form 20-F
     [   ]  Transition Report on Form 11-K
     [   ]  Transition Report on Form 10-QSB
     [   ]  Transition Report on Form N-SAR

     For the Transition Period Ended:

For the Transition Period Ended:  Not Applicable

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

                                     Part I
                             Registrant Information

     Full Name of Registrant: OnCourse Technologies, Inc.

     Former Name if Applicable: Not applicable

     Address of Principal Executive Office: 3106 South 166th Street

     City, State and Zip Code: New Berlin, WI 53151

                                    Part II
                            Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    Part III
                                   Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to unanticipated demands on the time of the Company's management and independent accountants, the Company has not been able to complete its financial statements by March 31, 2003, the required filing date for the Company's annual report on Form 10-KSB, without unreasonable effort and expense.

                                    Part IV
                               Other Information

     (1) Name and telephone number of person to contact in regard to this notification

               William C. Brown                         262-860-0565

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes   [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ] Yes   [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     OnCourse Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     March 28, 2003           ONCOURSE TECHNOLOGIES, INC.

                                   BY:/s/William C. Brown
                                      -------------------------------
                                      William C. Brown, CFO